Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                  May 13, 2019


Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


                                  Re: FT 8049
                      Inflation Hedge Portfolio, Series 41
                                 (the "Trust")
                      CIK No. 1767466 File No. 333-230830
--------------------------------------------------------------------------------


Dear Mr. Buda:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Risks
_____

      1. PLEASE REVISE THE "EXCHANGE-TRADED FUNDS" RISK TO AVOID REPETITION OF THE DISCLOSURE INCLUDED IN THE "OBJECTIVE" SECTION AND FOCUS ON THE RISKS.

      Response: The prospectus has been revised in accordance with this comment.

      2. BECAUSE THE TRUST IS CONCENTRATED IN COMPANIES IN THE ENERGY AND MATERIALS SECTORS, PLEASE DISCLOSE THESE RISKS MORE PROMINENTLY OR TOWARD THE TOP OF THE "RISK FACTORS" SECTION.

      Response:   We  beleive  that  the  risks,  as  currently  presented,  are appropriately ordered for investor comprehension.

      3. IF THE TRUST WILL INVEST IN OR HAVE EXPOSURE TO HIGH-YIELD SECURITIES AS A PRINCIPAL STRATEGY, PLEASE DISCLOSE THAT IN THE "PORTFOLIO" SECTION, OR IF NOT, PLEASE REMOVE "HIGH-YIELD SECURITIES" AS A PRINCIPAL RISK.

      Response: The prospectus has been revised in accordance with this comment.

      4. PLEASE TAILOR THE FIRST SENTENCE OF THE "MANAGEMENT RISK" TO THE ACTUAL INVESTMENTS OF THE TRUST, I.E., PLEASE DELETE "IF ANY" OR DELETE THE RISK ENTIRELY IF NO FUNDS ARE ACTIVELY MANAGED.

      Response: The prospectus has been revised in accordance with this comment.

Registration Statement
______________________

      5. PLEASE REVISE THE REGISTRATION STATEMENT TO INCLUDE THE UNDERTAKING REQUIRED BY INSTRUCTION 3(A)(3) TO FORM S-6.

      Response: The registration statement has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                              Very truly yours,

                                              CHAPMAN AND CUTLER LLP


                                              By  /s/ Daniel J. Fallon
                                                 _____________________
                                                      Daniel J. Fallon